UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ALLIED HEALTHCARE INTERNATIONAL INC.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
01923A109
(CUSIP NUMBER)
Octavian Advisors, LP
650 Madison Avenue, 23rd Floor
New York, New York 10022
Attention: Nancy Jacobson Paley
Telephone Number: (212) 224-9200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 24, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	01923A109

1	NAMES OF REPORTING PERSONS Octavian Special Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	01923A109

1	NAMES OF REPORTING PERSONS Tiberius OC Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	01923A109

1	NAMES OF REPORTING PERSONS Octavian Global Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	01923A109

1	NAMES OF REPORTING PERSONS Octavian Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	01923A109

1	NAMES OF REPORTING PERSONS Octavian Advisors, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	01923A109

1	NAMES OF REPORTING PERSONS Octavian Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	01923A109

1	NAMES OF REPORTING PERSONS Richard Hurowitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A
This Amendment No. 3 (this “Amendment”) to the Schedule 13D initially filed with the Securities Exchange Commission on April 21, 2011, as subsequently amended on May 17, 2011, and again on May 27, 2011 (collectively, the “Schedule 13D”) relates to shares of Common Stock, $.01 par value (the “Common Stock”), of Allied Healthcare International Inc., a New York corporation (the “Issuer”), and is being filed on behalf of (i) Octavian Special Master Fund, L.P., a Cayman Islands limited partnership (“Octavian Special Master”); (ii) Tiberius OC Fund, Ltd., a Cayman Islands exempted company (“Tiberius” and together with “Octavian Special Master,” the “Funds”); (iii) Octavian Global Partners, LLC, a Delaware limited liability company and general partner of Octavian Special Master (“Octavian Partners”); (iv) Octavian Management, LLC, a Delaware limited liability company and managing member of Octavian Partners (“Octavian Management”); (v) Octavian Advisors, LP, a Delaware limited partnership and investment manager of each of Octavian Special Master and Tiberius (“Octavian Advisors”); (vi) Octavian Asset Management, LLC, a Delaware limited liability company and general partner of Octavian Advisors (“Octavian Asset Management”); and (vii) Mr. Richard Hurowitz, Chairman and Chief Executive Officer of Octavian Advisors and Managing Member of Octavian Management and Octavian Asset Management (“Mr. Hurowitz”). The persons mentioned in (i) — (vii) above are referred to as the “Reporting Persons.” This Amendment is being filed to report that none of the Reporting Persons beneficially own any of the Common Stock of the Issuer. Capitalized terms used herein but not defined have the respective meanings given to them in the Schedule 13D.
Item 3 of the Schedule 13D is hereby amended and restated as follows:
Item 3. Source and Amount of Funds
As of the date hereof, the Reporting Persons have invested in Common Stock of the Issuer in the aggregate amount of: $0. None of the Reporting Persons beneficially owns any of the Common Stock of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated as follows:
Item 5. Interest in Securities of the Issuer
(a) As of the date hereof, the Reporting Persons own 0 shares of Common Stock of the Issuer.
(b) As of the date hereof, the Reporting Persons have the power to vote and dispose of the 0 shares of Common Stock of the Issuer.
(c) The transaction in the Issuer’s securities by the Reporting Persons during the past 60 is listed as Appendix 1 attached hereto and made a part hereof. The transaction in the Common Stock was effected as of the result of the merger of the Issuer into an affiliate, with each share of Common Stock converted into the right to receive $3.90 in cash, without interest.
(d) Not Applicable.
(e) Not Applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 25, 2011

OCTAVIAN SPECIAL MASTER FUND, L.P. By: Octavian Global Partners, LLC General Partner By: Octavian Management, LLC Managing Member
By:	/s/ Richard A. Hurowitz
	Name:	Richard Hurowitz
	Title:	Managing Member

TIBERIUS OC FUND, LTD.
By:	/s/ Richard A. Hurowitz
	Name:	Richard A. Hurowitz
	Title:	Director

OCTAVIAN GLOBAL PARTNERS, LLC By: Octavian Management, LLC Managing Member
By:	/s/ Richard A. Hurowitz
	Name:	Richard Hurowitz
	Title:	Managing Member

OCTAVIAN MANAGEMENT LLC
By:	/s/ Richard A. Hurowitz
	Name:	Richard Hurowitz
	Title:	Managing Member

OCTAVIAN ADVISORS, LP By: Octavian Asset Management, LLC, General Partner
By:	/s/ Richard A. Hurowitz
	Name:	Richard Hurowitz
	Title:	Managing Member

OCTAVIAN ASSET MANAGEMENT LLC
By:	/s/ Richard A. Hurowitz
	Name:	Richard Hurowitz
	Title:	Managing Member

/s/ Richard Hurowitz
Richard Hurowitz

APPENDIX 1

		Number of Shares	Price Per
Transaction Date	Reporting Person	Purchased/(Sold)	Share
10/24/2011	OCTAVIAN SPECIAL MASTER FUND, L.P.	(3,100,672)	$3.90
10/24/2011	TIBERIUS OC FUND, LTD.	(520,228)	$3.90